Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE

(in thousands, except per share data)

Average common shares used in computing (loss) per common and common equivalent share were as follows:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012

Average common shares issued	4,029	4,029	4,029	4,029

Net earnings (loss) to common stockholders	$(555)	$351	$(1,148)	$(224)

Basic and diluted earnings (loss) per common share	$(0.14)	$0.09	$(0.29)	$(0.05)